

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170259

DIVISION OF
CORPORATION FINANCE

March 30, 2017

P. Rupert Russell
Shartsis Friese LLP
rrussell@sflaw.com

Re: Simpson Manufacturing Co., Inc.
Incoming letter dated March 13, 2017

Dear Mr. Russell:

This is in response to your letters dated March 13, 2017 and March 29, 2017 concerning the shareholder proposal submitted to Simpson Manufacturing by Iron Compass Partners, LP. On January 25, 2017, we issued a no-action response expressing our informal view that, unless the proponent revised the proposal in the manner specified in our response letter, Simpson Manufacturing could exclude the proposal from its proxy materials for its upcoming annual meeting. You now ask us to concur in your view that the proposal may be excluded under rule 14a-8(i)(10).

There appears to be some basis for your view that Simpson Manufacturing may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Simpson Manufacturing's policies, practices and procedures compare favorably with the guidelines of the proposal and that Simpson Manufacturing has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Simpson Manufacturing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: Marc Weingarten
Schulte Roth & Zabel LLP
marc.weingarten@srz.com

SF SHARTSIS FRIESE LLP
One Maritime Plaza • Eighteenth Floor
San Francisco, California 94111-3598

P. Rupert Russell
rrussell@sflaw.com
(415) 773-7243
Fax: (415) 421-2922

March 29, 2017

DELIVERED BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Revised Shareholder Proposal submitted by Iron Compass Partners, LP for inclusion in the 2017 Proxy Materials of Simpson Manufacturing Co., Inc.

Ladies and Gentlemen:

This letter follows up on our letter of March 13, 2017, regarding the revised shareholder proposal and supporting statement (the "Revised Proposal") submitted to Simpson Manufacturing Co., Inc. (the "Company") by Iron Compass Partners, LP ("Iron Compass") on January 25, 2017, for inclusion in the Company's proxy materials (the "2017 Proxy Materials") for its 2017 annual meeting of shareholders (the "2017 Annual Meeting").

For the reasons provided in this letter and in our letter of March 13, 2017, the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the Revised Proposal from the 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008), this letter and its exhibit are being submitted to the Commission via e-mail to shareholderproposals@sec.gov. In addition, a copy of this submission is being sent by FedEx to Iron Compass and is being emailed to its counsel at marc.weingarten@srz.com.

BACKGROUND

In addition to the events outlined in the "Background" section of our letter of March 13, 2017, the Company held a special meeting of shareholders on March 28, 2017 (the "Special Meeting") to vote on approving and adopting amendments (the "Charter Amendments") to the Company's Certificate of Incorporation to (1) declassify the Company's board of directors (the "Board") over a three-year period and provide that directors who are up for election be elected to one-year terms beginning at the 2017 Annual Meeting, and (2) eliminate the ability to exercise cumulative voting in the election of directors. At the Special Meeting, shareholders approved and adopted both proposals, as the Company disclosed on its Form 8-K filed with the Commission on March 28, 2017, a copy of which is attached hereto as Exhibit A. On the same date, the Company filed a certificate of amendment (the "Certificate of Amendment") setting forth the

Charter Amendments with the Office of the Secretary of State of the State of Delaware, a copy of which is attached hereto as Exhibit B, to immediately give effect to the Company's amended Certificate of Incorporation. Prior to the Special Meeting, the Board resolved to approve amendments (the "Bylaw Amendments") to the Company's Bylaws to conform the Bylaws to the amended Certificate of Incorporation. Pursuant to the Board resolution, on the filing of the Certificate of Amendment with the Delaware Secretary of State, the Bylaw Amendments became effective immediately without further Board or shareholder action.

BASIS FOR EXCLUSION

Pursuant to the Charter Amendments and the Bylaw Amendments, the Board will start to declassify as of the 2017 Annual Meeting, which conforms with Iron Compass' request in the Revised Proposal.

Because the Company has already substantially implemented the Revised Proposal, the Company believes that the Revised Proposal may be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reason and the reasons stated in our letter of March 13, 2017, the Company respectfully requests that the Staff concur with the Company's view that it may exclude the Revised Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please contact the undersigned by telephone at 415-773-7243 or by email at rrussell@sflaw.com.

Best regards,



P. Rupert Russell

cc: Matthew Kupersmith (via FedEx)
Iron Compass Partners, LP (c/o Iron Compass LLC)
71 Arch Street, 3rd Floor
Greenwich, CT 06830

Marc Weingarten, Esq. (via email)
Schulte Roth & Zabel LLP

Mr. Brian Magstadt
Chief Financial Officer, Treasurer and Secretary of Simpson Manufacturing Co., Inc.

Mr. Jeffrey E. Mackenzie
Vice President of Simpson Manufacturing Co., Inc.

Jiang Bian, Esq.
Shartsis Friese LLP

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 28, 2017

Simpson Manufacturing Co., Inc.

(Exact name of registrant as specified in its charter)

Delaware	**1-13429**	**94-3196943**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5956 W. Las Positas Boulevard, Pleasanton, CA 94588
(Address of principal executive offices)

(Registrant's telephone number, including area code): **(925) 560-9000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation and Bylaws; Change in Fiscal Year

Declassification of the Board and Elimination of Cumulative Voting

On March 28, 2017, a special meeting of the shareholders of Simpson Manufacturing Co, Inc. (the “Company”) was held at the Company’s home office located at 5956 W. Las Positas Blvd., Pleasanton, California 94588 (the “Special Meeting”), for the shareholders to vote on the following proposals:

1. to approve and adopt an amendment to the Company’s Certificate of Incorporation to declassify the Company’s Board of Directors (the “Board”) over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the Company’s 2017 annual meeting of the shareholders (the “2017 Annual Meeting”); and

2. to approve and adopt an amendment to the Company’s Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections.

The foregoing proposals were the only proposals to be acted upon at the Special Meeting. For information regarding such proposals, see the Company’s definitive proxy statement filed with the U.S. Securities Exchange Commission (the “SEC”) by the Company on February 23, 2017 with respect to the Special Meeting. As reported in Item 5.07 of this Current Report on Form 8-K, each of the foregoing proposals was adopted and approved by the shareholders at the Special Meeting.

Immediately after the Special Meeting, on March 28, 2017, the Company filed a Certificate of Amendment of the Company’s Certificate of Incorporation (implementing each of the foregoing proposals as adopted at the Special Meeting) with the Delaware Secretary of State (the “Certificate of Amendment”). A copy of such Certificate of Amendment, as filed with the Delaware Secretary of State, is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

The Board previously approved and adopted an amendment to the Company’s Bylaws (the “Bylaws”), conditioned on the approval and adoption by the shareholders at the Special Meeting of each of the foregoing proposals to amend the Certificate of Incorporation, for the provisions of the Bylaws to be in conformity with the Company’s Certificate of Incorporation as amended by such proposals (the “Conforming Amendment”).

Proxy Access

In keeping with its commitment to provide proxy access to qualifying shareholders, in addition to the Conforming Amendment, the Board approved another amendment to the Bylaws, effective on March 28, 2017, to add a proxy access bylaw. The proxy access bylaw, as a new Article II, Section 9 of the Bylaws, provides a means for the Company’s shareholders to request shareholder-nominated director candidates to be included in the Company’s proxy materials, provided that the shareholders and their nominees satisfy the eligibility, procedural and other requirements specified in the proxy access bylaw, including the following:

- The total number of shareholder nominees for election to the Board to be included in the Company’s proxy materials for an annual meeting of the shareholders shall not exceed the greater of (i) two, or (ii) 20% (rounded down) of the total number of directors of the Board then in office;

- Only shareholders who have continuously held a number of shares representing at least 3% of the outstanding shares of common stock of the Company, $0.01 par value per share (the “Common Stock”), for at least three years as of both the record date of the annual meeting for which the Company’s proxy materials are being sent and the date of their nomination notice to the Company may have the ability to request the Company to include their director nominations in such proxy materials; and

- A group of no more than 20 shareholders may aggregate their shares to satisfy the above-described ownership threshold.

Pursuant to the proxy access bylaw, the notice period for exercising proxy access rights has already passed for the 2017 Annual Meeting. The Company's shareholders will therefore be able to exercise proxy access rights for the first time at the 2018 annual meeting of the shareholders.

The Board also approved contain conforming changes to Article II, Section 5 of the Bylaws to reflect the inclusion of the proxy access bylaw (such changes, together with the proxy access bylaw, the "Proxy Access Amendment").

The Bylaws, as amended and restated by the Conforming Amendment and the Proxy Access Amendment (the "Amended & Restated Bylaws"), became effective immediately upon the filing of the Certificate of Amendment with the Delaware Secretary of State. The Amended & Restated Bylaws are attached hereto as Exhibit 3.2 and are incorporated herein by reference.

The foregoing paragraphs are a summary of the terms of the amendments to the Certificate of Incorporation and the Amended & Restated Bylaws. Such summary does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended by the Certificate of Amendment, and the Amended & Restated Bylaws.

Item 5.07 Submission of Matters to a Vote of Security Holders

As reported in Item 5.03 of this Current Report on Form 8-K, on March 28, 2017, the Special Meeting was held for the shareholders to vote on the foregoing proposals to (1) declassify the Board over a three-year period, and (2) eliminate the ability to exercise cumulative voting in the election of directors.

At the close of business on February 28, 2017, the record date for purposes of determining the shareholders entitled to receive notice of and vote at the Special Meeting, 47,652,058 shares of Common Stock, were outstanding and entitled to vote. 42,933,269 shares of Common Stock were represented in person or by proxy at the Special Meeting and, therefore, a quorum was present. The number of shares voted for or against, as well as abstentions and broker non-votes, if applicable, with respect to each proposal presented at the Special Meeting is set forth below:

Proposal 1: To approve and adopt the amendment to the Company's Certificate of Incorporation to declassify the Board of Directors.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
42,889,619	39,387	4,263	N/A

The proposal was approved, having received "for" votes from a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting.

Proposal 2: To approve and adopt the amendment to the Company's Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections.

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
42,049,272	879,330	4,667	N/A

The proposal was approved, having received "for" votes from a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting.

Item 8.01 Other Events

On March 28, 2017, the Company issued a press release announcing the results of the Special Meeting and the implementation of the amendments to the Certificate of Incorporation and the Amended & Restated Bylaws referenced in Item 5.03 hereto, and such press release is filed herewith as Exhibit 99.1.

Important Additional Information

The Company, its directors and certain of its executive officers and other employees will be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the 2017 Annual Meeting. The Company has filed a preliminary proxy statement and proxy card with the SEC, and intends to file a definitive proxy statement and proxy card with the SEC, in connection with any such solicitation of proxies from Company shareholders with respect to the 2017 Annual Meeting. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company's directors and executive officers in Company stock, restricted stock units and options is included in the Company's SEC filings on Forms 3, 4, and 5, which can be found through the Company's website www.simpsonmfg.com in the section "Investor Relations" or through the SEC's website at www.sec.gov. Information can also be found in the Company's other SEC filings, including the Company's preliminary proxy statement for the 2017 Annual Meeting (and any amendments or supplements thereto) and its 2016 Annual Report on Form 10-K for the year ended December 31, 2016. Information regarding the identity of participants, and their direct or indirect interests in the matters to be considered at the 2017 Annual Meeting, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials filed by the Company with the SEC. Shareholders will be able to obtain the Company's preliminary and definitive proxy statements with respect to the 2017 Annual Meeting, any amendments or supplements to such proxy statements and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at http://www.simpsonmfg.com, by writing to the Company at 5956 W. Las Positas Blvd., Pleasanton, CA 94588, or by calling the Company's proxy solicitor D.F. King at (212) 269-5550.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

3.1	Certificate of Amendment of Certificate of Incorporation of Simpson Manufacturing Co., Inc., as filed with the Delaware Secretary of State.
3.2	Amended & Restated Bylaws of Simpson Manufacturing Co., Inc., as amended through March 28, 2017.
99.1	Press Release dated March 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc.
(Registrant)

DATE: March 28, 2017

By /s/ BRIAN J. MAGSTADT
Brian J. Magstadt
Chief Financial Officer

EXHIBIT B

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SIMPSON MANUFACTURING CO., INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF MARCH, A.D. 2017, AT 1:38 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


Jeffrey W. Bullock, Secretary of State


SECRETARY'S OFFICE
1793 DELAWARE 1855

3008148 8100
SR# 20172073073

Authentication: 202279565
Date: 03-28-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:38 PM 03/28/2017
FILED 01:38 PM 03/28/2017
SR 20172073073 - File Number 3008148

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SIMPSON MANUFACTURING CO., INC.

The undersigned Delaware corporation hereby certifies that:

1. The name of the corporation (hereinafter called the "Corporation") is Simpson Manufacturing Co., Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by amending paragraph 5 of Article IV thereof to read in its entirety as follows:

> 5. Stockholders of the Corporation shall not be entitled to cumulative voting in elections of directors of the Corporation.

3. The Certificate of Incorporation of the Corporation is hereby amended by amending paragraph 2 of Article V thereof to read in its entirety as follows:

> 2. Except as otherwise provided for pursuant to the provisions of this Article V of this Certificate of Incorporation, the Board of Directors (other than those directors elected by the holders of any series of Preferred Stock voting separately from the holders of Common Stock in any election of directors, as may be provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation) shall be divided into three classes, with the class of directors elected at the 2014 annual meeting of stockholders having a term expiring at the 2017 annual meeting of stockholders, the class of directors elected at the 2015 annual meeting of stockholders having a term expiring at the 2018 annual meeting of stockholders, and the class of directors elected at the 2016 annual meeting of stockholders having a term expiring at the 2019 annual meeting of stockholders. Subject to the rights of holders of any series of Preferred Stock to elect directors under specified circumstances, the Board of Directors may create new directorships or eliminate vacant directorships at any time. Beginning with and from the 2017 annual meeting of stockholders, directors (other than those directors elected by the holders of any series of Preferred Stock voting separately from the holders of Common Stock in any election of directors) shall be elected by stockholders at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders; provided, however, that each director elected by stockholders before the 2017 annual meeting of stockholders shall serve for the full three-year term to which such director was elected. Effective as of the 2019 annual meeting of stockholders, the division of the directors into three classes shall terminate.

4. The Certificate of Incorporation of the Corporation is hereby amended by amending paragraph 3 of Article V thereof to read in its entirety as follows:

> 3. Except as otherwise provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional directors, and subject to the provisions hereof, newly-created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause, may be filled only by the affirmative vote of a

majority of the remaining directors then in office, even though less than a quorum of the Board. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term for which the new directorship was created or in which the vacancy occurred, and until such director's successor shall have been duly elected and qualified, subject to his earlier death, resignation or removal; provided, however, that from and after the 2019 annual meeting of stockholders, any director appointed to fill a newly-created directorship or vacancy shall hold office for a term expiring at the next annual meeting of stockholders. Subject to the provisions of this Certificate of Incorporation, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

5. The foregoing amendments of the Certificate of Incorporation of the Corporation have been duly adopted in accordance with section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be executed by its duly authorized officer on this 28th day of March, 2017.

SIMPSON MANUFACTURING CO., INC.

By: /s/ Brian J. Magstadt
Brian J. Magstadt,
Chief Financial Officer



SHARTSIS FRIESE LLP

One Maritime Plaza • Eighteenth Floor
San Francisco, California 94111-3598

P. Rupert Russell
rrussell@sflaw.com
(415) 773-7243

March 13, 2017

DELIVERED BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Revised Shareholder Proposal submitted by Iron Compass Partners, LP for inclusion in the 2017 Proxy Materials of Simpson Manufacturing Co., Inc.

Ladies and Gentlemen:

Thank you very much for your response of January 25, 2017 (the "Staff Determination") to our letters of December 20, 2016 and January 12, 2017 concerning the shareholder proposal submitted to Simpson Manufacturing Co., Inc. (the "Company") by Iron Compass Partners, LP ("Iron Compass"). Based on the Staff Determination, Iron Compass further revised its shareholder proposal and submitted the revised proposal (the "Revised Proposal") to the Company on January 25, 2017 for inclusion in the Company's proxy materials (the "2017 Proxy Materials") for its 2017 annual meeting of shareholders (the "2017 Annual Meeting").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Revised Proposal from the 2017 Proxy Materials for the reasons set forth below, and respectfully request that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission in connection with such exclusion.

Pursuant to Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008), this letter and its exhibits are being submitted to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this submission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, in accordance with Rule 14a-8(j), a copy of this submission is being sent by FedEx to Iron Compass and being emailed to its counsel at marc.weingarten@srz.com.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform Iron Compass and its counsel that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Revised Proposal.

THE REVISED SHAREHOLDER RESOLUTION

The shareholder resolution (the "Revised Shareholder Resolution") set forth in the Revised Proposal reads as follows:

"PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the implementation of this proposal, provided that the implementation of this proposal shall not affect the unexpired terms of directors elected prior to such implementation."

A full copy of the Revised Proposal is attached to this letter as Exhibit A. In addition, pursuant to Staff Legal Bulletin No. 14C (June 28, 2005), relevant correspondence exchanged with Iron Compass is attached to this letter as Exhibit B.

BACKGROUND

On November 4, 2016, Iron Compass LLC (the "Investment Manager"), asserting that it is investment manager of Iron Compass, through its counsel at Schulte Roth and Zabel LLP ("Schulte Roth"), sent an electronic copy of a shareholder Rule 14a-8 proposal to the Company's Chief Financial Officer and Secretary for presentation to shareholders at the 2017 Annual Meeting, with a letter from a bank acting as record holder of the Company's common stock as proof of Iron Compass' beneficial ownership interest in the Company. The November 4, 2016 shareholder proposal requested that the board of directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board and to require that all directors elected by shareholders be elected on an annual basis commencing with the first annual meeting of shareholders for the election of directors occurring after the elimination of the Board classification, notwithstanding that any director may have been elected for a term that extends beyond such annual meeting (the "Original Shareholder Resolution"). The Company received a hard copy of the proposal at its principal executive offices on November 7, 2016. A copy of the November 4, 2016 shareholder proposal, including the Original Shareholder Resolution, is attached to this letter as Exhibit C.

Because the shareholder proposal appeared to be made in the Investment Manager's own name and right, on November 21, 2016, the Company sent a notice of deficiency to the Investment Manager, requesting it to provide proof of its own ownership of the requisite amount of the Company's common stock for the required period in order to verify its eligibility to make a shareholder proposal under Rule 14a-8. Pursuant to Rule 14a-8, any shareholder proposal submitted for the 2017 Annual Meeting had to be received at the Company's principal executive offices no later than November 10, 2016, 120 calendar days before the date of the Company's proxy statement for the 2016 annual meeting of shareholders.

In response to the notice of deficiency, on November 28, 2016, the Investment Manager sent a revised proposal to the Company, stating that Iron Compass, instead of the Investment Manager, was making the shareholder proposal. The revised proposal was accompanied by a letter from Schulte Roth, arguing that the initial proposal was not deficient.

On December 20, 2016, because the revised proposal was submitted after the 120-day deadline for receiving shareholder proposals, and because given its "notwithstanding" language, the revised proposal could, if implemented, prevent directors previously elected by shareholders from completing their terms on the Board, the Company, through us, wrote a letter to the Staff, requesting the Staff to confirm that it would not recommend any enforcement action to the Commission if the Company excluded the revised proposal from the 2017 Proxy Materials.

On January 6, 2017, on behalf of the Investment Manager and Iron Compass, Schulte Roth submitted a letter to the Staff, arguing that the Company should not be able to exclude the shareholder proposal under Rule 14a-8. We responded to the letter on January 12, 2017.

On January 25, 2017, the Staff issued the Staff Determination, indicating that, unless the shareholder proposal would be further revised to provide that it would not affect the unexpired terms of directors elected prior to its implementation, the Staff would not recommend enforcement action if the Company excludes the proposal in reliance on Rule 14a-8(i)(8).

On January 26, 2017, in response to the Staff Determination, Iron Compass, through Schulte Roth, submitted a further revised shareholder proposal to the Company, which specifically provides that the implementation of the proposal shall not affect the unexpired terms of directors elected prior to such implementation, while still requesting the Board declassification and annual election of directors at the first annual meeting of shareholders occurring after the implementation of the proposal. A copy of the Original Shareholder Resolution, as amended by the Revised Shareholder Resolution, is attached to this letter as Exhibit D, with additions of text indicated by underlining and deletions of text indicated by strike-outs.

On January 30, 2017, after deliberation about the Board declassification in conjunction with shareholders' existing cumulative voting rights in the election of directors, and in line with broad shareholder feedback regarding board declassification, the Board resolved to hold a special meeting of shareholders (the "2017 Special Meeting") on or about March 28, 2017 and propose to shareholders amendments to the Company's Certificate of Incorporation in order to (1) declassify the Board over a three-year period and start annual elections of directors who are up for re-election and new director candidates beginning at the 2017 Annual Meeting (the "Declassification Amendment"), and (2) eliminate the ability to exercise cumulative voting in the election of directors (the "Cumulative Voting Amendment;" and together with the Declassification Amendment, the "Board Proposals").

On February 10, 2017, the Company filed a preliminary proxy statement with the Commission for the 2017 Special Meeting, announcing that (1) because the Board declassification, if coupled with cumulative voting, could exacerbate the potential for disproportionate influence to be exerted by minority shareholders, to address this concern and ensure that directors continue to represent all of the Company's shareholders, the implementation of the Board Proposals would be cross-conditioned (i.e., each of the Board Proposals will be implemented only if both Board Proposals are approved and adopted at the 2017 Special Meeting); and (2) conditioned on the approval and adoption of the Board Proposals at the 2017 Special Meeting, the Board also approved conforming amendments to the Company's Bylaws.

On February 23, 2017, the Company filed a definitive proxy statement with the Commission in connection with the 2017 Special Meeting and announced that it plans to reschedule the 2017 Annual Meeting to May 16, 2017. A copy of the Company's definitive proxy statement for the 2017 Special Meeting is attached to this letter as Exhibit E.

Based on the foregoing facts, the Company believes that the Revised Proposal has already been substantially implemented, and implemented in a more thoughtful way that provides net benefits to shareholders. Moreover, if the Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting, the Board declassification will start as of the 2017 Annual Meeting, thereby rendering the Revised Proposal entirely moot. As a result, the Company determines that it would not be in shareholders' best interests to include the Revised Proposal in the 2017 Proxy Materials as it would only confuse shareholders, especially in the event that the Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting, and intends to exclude the Revised Proposal from the 2017 Proxy Materials.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur that the Company may exclude the Revised Proposal in reliance on Rule 14a-8(i)(10) because the Company has already substantially implemented the Revised Proposal. In the alternative, we respectfully request that the Staff concur that, if the Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting and the Declassification Amendment (and corresponding Bylaw amendments) are implemented prior to the filing and mailing of the definitive 2017 Proxy Materials, the Company may exclude the Revised Proposal in reliance on Rule 14a-8(i)(10) because the Company will have at such time already acted favorably on and in fact fully implemented the Revised Proposal.

Article V of the Company's Certificate of Incorporation currently requires that the Board be divided into three staggered classes, with the directors in each class serving three-year terms and only one class being elected each year.

If the Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting and the Declassification Amendment is thereafter implemented, declassification of the Board would be phased-in over a period of three years and three annual meetings of shareholders, beginning with the 2017 Annual Meeting and concluding at the 2019 annual meeting of shareholders. Directors elected at or after the 2017 Annual Meeting would be elected to one-year terms expiring at the next annual meeting of shareholders following their election. However, directors elected or appointed to the Board before the 2017 Annual Meeting would complete the remainder of their respective three-year terms. Declassification of the Board would be complete as of the 2019 annual meeting of shareholders, and as of that year and going forward, all directors would serve one-year terms.

If the Board Proposals are approved and adopted by shareholders, the Declassification Amendment would become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company intends to undertake promptly following the 2017 Special Meeting upon shareholder approval and adoption of the Board Proposals, and prior to the filing and mailing of the definitive 2017 Proxy Materials. The text of Article V of the Company's Certificate of Incorporation as it is proposed to be amended by the Declassification Amendment is attached to this letter as Appendix A to Exhibit E hereto, with additions of text indicated by underlining and deletions of text indicated by strike-outs. The Board has also conditionally approved conforming amendments to the Company's Bylaws. If both Board Proposals are approved and adopted by shareholders, these conforming Bylaw amendments would become effective without further Board or shareholder action.

ANALYSIS

I. The Revised Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Revised Proposal.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented" the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . . ." *Exchange Act Release No. 34-12598* (July 7, 1976). To qualify for exclusion under this rule, a company need not have "fully effected" the shareholder proposal. *Exchange Act Release No. 34-20091*(Aug.23, 1983). The Commission stated that a formalistic application of the rule requiring full implementation "defeated [the rule's] purpose", and then adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." (emphasis added) *Exchange Act Release No. 20091* (Aug. 16, 1983); and *Exchange Act Release No. 40018*, at n.30 (May 21, 1998). Under the revised interpretation, when a company has satisfied the proposal's essential objective, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded under Rule 14a-8(i)(10), even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See, e.g., NETGEAR, Inc.* (avail. Mar. 31, 2015);

Pfizer, Inc. (avail. Jan. 11, 2013, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); and *Hewlett-Packard Co.* (avail. Dec. 11, 2007). In addition, in determining whether the shareholder proposal has been "substantially implemented," the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, when a company can demonstrate that it already has taken actions to address the essential objective of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (*Burt*) (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); and *Nordstrom, Inc.* (avail. Feb. 8, 1995).

B. The Declassification Amendment Substantially Implements the Revised Proposal

Directly related to the Board declassification, the Staff has consistently concurred that a board action submitting a declassification amendment to the company's corporate governance document for shareholder approval does substantially implement a shareholder declassification proposal, and therefore, the shareholder proposal may be excluded from proxy materials in accordance with Rule 14a-8(i)(10). *See, e.g., Ryder System, Inc.* (avail. Feb. 11, 2015); *LaSalle Hotel Properties* (avail. Feb. 27, 2014); *Dun & Bradstreet Corp.* (avail. Feb. 4, 2011); *Baxter International Inc.* (avail. Feb. 3, 2011); *Visteon Corp.* (avail. Feb. 15, 2007); and *Northrop Grumman Corp.* (avail. Mar. 22, 2005).

As disclosed in the Company's definitive proxy statement for the 2017 Special Meeting, the Board has approved, adopted and declared advisable for the Company's shareholders to approve and adopt the Declassification Amendment to the Company's Certificate of Incorporation at the 2017 Special Meeting to declassify the Board and provide for annual election of director nominees, which is precisely what the Revised Shareholder Resolution seeks to accomplish. If the Board Proposals are approved and adopted, the Declassification Amendment, in its implementation, would eliminate the classification of the Board over a three-year period beginning at the 2017 Annual Meeting. Directors would be elected to one-year terms following the expiration of the directors' existing terms, resulting in all directors being elected annually beginning at the Company's 2019 annual meeting of shareholders.

The Revised Proposal requests that the Board "take the steps necessary to eliminate the classification of the Board and to require that directors elected by the stockholders be elected on an annual basis." The Revised Proposal also expressly provides "the implementation of this proposal shall not affect the unexpired terms and directors elected prior to such implementation." The essential objective of the Revised Proposal is to require the Company's directors to be elected annually to one-year terms. By recommending the Declassification Amendment for shareholder approval, and conditionally approving conforming Bylaw amendments, the Board has already taken the necessary steps to accomplish exactly what the Revised Proposal requests.

The Declassification Amendment would have the same effect as the Revised Shareholder Resolution — achieving declassification of the Board without cutting short current directors' three-year elected terms. In addition, by proactively calling the 2017 Special Meeting ahead of the 2017 Annual Meeting, the Board gives shareholders the opportunity to elect director nominees for one-year terms beginning at the 2017 Annual Meeting, the earliest possible annual meeting for the election of directors occurring after the Board declassification, which conforms to the timeline specified in the Revised Proposal. Therefore, the Board has substantially implemented the Revised Proposal's essential objective and, as such, the Revised Proposal is unnecessary.

C. The Board Proposals Compare Favorably to the Revised Proposal

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal is not entirety the same as requested by the proposal as long as the company's actions "compare favorably" to the actions sought by the shareholder proponent with a proposal. *See, e.g., The Boeing Company* (avail. January 30, 2017) *Exxon Mobil Corp.* (avail. Mar. 19, 2010); and *Intel Corp.* (avail. Mar. 11, 2003).

The Board Proposals, put together, compare favorably to the Revised Shareholder Resolution. As discussed in the Company's definitive proxy statement for the 2017 Special Meeting, in considering shareholder feedback regarding board declassification, the Board noted that its declassification, if coupled with cumulative voting, could exacerbate the potential for disproportionate influence to be exerted by minority shareholders.

This is because, all else being equal with respect to an election of directors in which cumulative voting applies, it takes fewer votes to elect a director under a declassified structure than it does under a classified structure. For example, if eight directors were up for election at a shareholder meeting following the declassification of the Board, under cumulative voting, a minority shareholder group holding only approximately 11% of the Company's common stock outstanding could unilaterally seat a director even if holders of the other 89% of the Company's common stock oppose that director's election. Whereas if the Board remained classified and three directors were up for election at a shareholder meeting, under cumulative voting, a shareholder group would have to own approximately 25% of the Company's common stock to be able to elect a director candidate regardless of the wishes of holders of the other 75% of the Company's common stock.

In light of these concerns, the Board determined that it would not be in shareholders' best interests, to both declassify the Board and retain the ability to exercise cumulative voting. As a result of this consideration, the Board conditioned implementation of the declassification and elimination of the ability to exercise cumulative voting upon shareholders approving and adopting both Board Proposals at the 2017 Special Meeting.

Moreover, the Board Proposals, if both approved and adopted, would allow the Company to effect the Board declassification without further shareholder action and provide for annual election of directors beginning at this 2017 Annual Meeting. In contrast, the Revised Shareholder Resolution, if supported by shareholders, would still require further Board action and a binding shareholder vote to declassify the Board, which would delay annual election of directors beyond the 2017 Annual Meeting. As part of the Company's commitment to strong corporate governance and shareholder democracy, in addition to the steps that have already been taken in connection with the 2017 Special Meeting, the Board has committed to amend the Company's Bylaws to provide proxy access to qualifying shareholders after the 2017 Special Meeting.

In summary, by linking the Board declassification with the elimination of the ability to exercise cumulative voting and proxy access, the Company's policies, practices and procedures are superior to and compare favorably with the guidelines of the Revised Proposal.

D. The Inclusion of the Revised Proposal Would Force Shareholders to Consider A Matter That Already Has Been Favorably Acted Upon and Fully Implemented by the Company

The Company has already put forward the Revised Proposal and taken actions to address its essential objective. In the event that the Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting, there is simply nothing left for the Board to do in implementing the Revised Shareholder Resolution at or after the 2017 Annual Meeting, as all necessary steps that could have been taken to implement it would have already been accomplished at the 2017 Special Meeting, and as such, the Revised Proposal is entirely moot.

If the Staff has any concern about whether the Revised Proposal has been substantially implemented, such concern should be fully addressed if both Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting, and the Declassification Amendment is implemented prior to the filing and mailing of the definitive 2017 Proxy Materials, because in that situation the Board declassification will have already begun at the 2017 Annual Meeting and the Revised Proposal will have therefore been fully implemented.

II. The Company's No-action Request Satisfies the 80-day Filing Requirement; Alternatively, the Company Requests for Waiver under Rule 14a-8(j)(1).

Rule l4a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, if the company demonstrates good cause for missing the deadline, Rule 14a-8(j)(l) allows the Staff to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement.

A. This Letter Is an Amendment to and a Continuation of the Company's December 20, 2016 Request for No-action Relief

The Company timely submitted its request for no-action relief to the Staff, concerning the Original Shareholder Resolution set forth in the Investment Manager and Iron Compass' first two shareholder proposals, and its reasons to support that request, on December 20, 2016, as at that time, the Company intended to file its definitive 2017 Proxy Materials with the Commission on or about March 20, 2017. The Revised Proposal was submitted to the Company after the 120-day deadline for receiving shareholder proposals. If the Staff views the Revised Proposal as amending the Investment Manager and Iron Compass' initial proposals, then this letter should similarly be treated as an amendment to and a continuation of the Company's earlier request.

B. Alternatively, the Company Has Demonstrated "Good Cause" for Its Inability to Meet the 80-day Deadline

Alternatively, the Company requests that the Staff waive the 80-day filing requirement set forth in Rule l 4a-8(j) for good cause. The Staff has previously granted waivers of Rule l4a-8(j)(l) under similar circumstances and has found "good cause" to waive the 80-day requirement where the untimely submission of a shareholder proposal prevented a company from satisfying the 80-day filing requirement. *See, e.g.*, Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *CUI Global, Inc.* (avail. Aug. 26, 2015) (waiving the 80-day requirement when the proposal was received by the company fewer than 80 days before the company intended to file its definitive proxy materials); *Caesars Entertainment Corp.* (avail. Mar. 20, 2015) (granting a waiver of the 80-day requirement where the company received the shareholder proposal 77 days prior to the date that the company intended to file its definitive proxy materials); *Female Health Co.* (avail. Jan. 8, 2015) (waiving the 80-day requirement when the proposal was received by the company fewer than 80 days before the company intended to file its definitive proxy materials); and *American Express Co.* (avail. Mar. 14, 2014) (waiving the 80-day requirement when the proposal was received after the 80-day deadline had passed).

As explained above, the Company did not receive the Revised Proposal until January 26, 2017. While the Company does not currently plan to file its definitive 2017 Proxy Materials with the Commission until the 2017 Special Meeting has been concluded, to be able to hold the 2017 Annual Meeting on or about May 16, 2017, the Company does not expect to delay such filing until 80 calendar days from January 26, 2017. Therefore, the Revised Proposal was received by the Company fewer than 80 days before the Company intended to file its definitive 2017 Proxy Materials. In addition, as the Staff has recently reviewed this matter and issued the Staff Determination and the 2017 Special Meeting is imminent, the time required for the Staff to consider this letter should be minimal. Accordingly, we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based on the foregoing analysis, we respectfully request confirmation that (1) the Staff will not recommend enforcement action to the Commission if the Revised Proposal is excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10) because either (a) the Company has substantially implemented the Revised Shareholder Resolution, or (b) in the situation that the

Board Proposals are approved and adopted by shareholders at the 2017 Special Meeting and the Declassification Amendment is implemented prior to the filing and mailing of the definitive 2017 Proxy Materials, the Company has fully implemented the Revised Shareholder Resolution; and (2) the Staff either agree that this letter satisfies the 80-day filing requirement set forth in Rule 14a-8(j)(10) or waive such requirement for good cause.

If for any reason the Staff preliminarily does not concur with the Company's position as stated in this letter, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any written response to this letter. The Staff may contact the undersigned by telephone at 415-773-7243, or by email at rrussell@sflaw.com, to discuss any questions or concerns you might have regarding this matter.

Best regards,



P. Rupert Russell

PRR:vlp

cc: Matthew Kupersmith (via FedEx)
Iron Compass Partners, LP (c/o Iron Compass LLC)
71 Arch Street, 3rd Floor
Greenwich, CT 06830

Marc Weingarten, Esq. (via email)
Schulte Roth & Zabel LLP

Mr. Brian Magstadt
Chief Financial Officer, Treasurer and Secretary of Simpson Manufacturing Co., Inc.

Mr. Jeffrey E. Mackenzie
Vice President of Simpson Manufacturing Co., Inc.

Jiang Bian, Esq.
Shartsis Friese LLP

01435\040\7930492.v1

EXHIBIT A



January 26, 2017

VIA EMAIL and FEDERAL EXPRESS

Simpson Manufacturing Co., Inc.
Attn: Mr. Brian J. Magstadt
Secretary of the Board
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Re: Simpson Manufacturing Co., Inc. (the "Company")

Dear Mr. Magstadt:

In response to the Response of the Office of Chief Counsel, Division of Corporation Finance, dated January 25, 2017 (the "SEC Determination"), which addressed the proposal submitted by Iron Compass Partners, LP ("Iron Compass") to the Company on November 28, 2016 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Iron Compass Proposal Letter"), we hereby submit the following revised Rule 14a-8 proposal (the "Proposal") as follows:

PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the implementation of this proposal, provided that the implementation of this proposal shall not affect the unexpired terms of directors elected prior to such implementation.

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all directors encourages board accountability to its stockholders and that directors perform better when held accountable for their actions. This view is shared by most stockholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the Board is divided into three classes serving staggered three-year terms. A classified board protects the incumbents and leads to entrenchment, which can limit accountability to stockholders and make the board less responsive to stockholder concerns.

We are committed to improving the corporate governance of the Company for the benefit of all stockholders. Declassification of the Board is a positive step which will allow for more productive stockholder engagement and will help the Company optimize stockholder value.

Accountability and Performance

The Company's performance has been disappointing over the past several years, due in part to capital allocation decisions that have resulted in deteriorated return on equity and business line extensions that have involved excessive overhead spending and that represent a drag on profitability. After a decade of underperformance, the Company's strategy must be reevaluated. We believe the Board has failed to take proactive steps to address the Company's poor performance and misaligned executive compensation practices.

We believe that the Company's changes regarding capital allocation, corporate governance and executive compensation, which were announced in the latter half of 2016 only after we published a letter that we sent to the Board, represent very modest measures that do not sufficiently address the Company's greater problems. Furthermore, these changes will be implemented over an unnecessarily long time frame. Perhaps the best example is the newly enacted 15-year outside director term limit, which specifically does not apply to any current directors. In total, we believe that the announcements aim to mute criticism while further preserving the current Board composition.

For a greater voice in the Company's corporate governance and to increase the accountability of the Board to stockholders, we urge you to vote "**FOR**" this proposal.

END OF PROPOSAL

This letter shall serve as notice to the Company as to Iron Compass's timely response to the SEC Determination. Accordingly, we expect that the Proposal shall be included in the Company's forthcoming proxy statement and presented to the Company's stockholders at the Company's next annual stockholders' meeting, scheduled for April 24, 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

Please confirm receipt of this letter upon delivery and confirmation of your intention to include the Proposal in the Company's proxy statement for the Meeting. Thank you for your time and consideration.

Sincerely,

Iron Compass Partners, LP
By: Iron Compass LLC, its investment manager



By: Matthew Kupersmith
Title: Authorized Signatory

cc: P. Rupert Russell, Esq., Shartsis Friese LLP

EXHIBIT B

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Thursday, January 26, 2017 5:41 PM
To: Brian Magstadt (bmagstadt@strongtie.com)
Cc: Russell, P. Rupert; Weingarten, Marc; Crawford, Aneliya; Savoff, Matthew
Subject: Letter from Iron Compass Partners, LP, dated January 26, 2017

Dear Mr. Magstadt,

The attached letter is being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail. Please confirm that, in light of the attached and the Staff's response to the Rule 14a-8 no-action request letter, Simpson will include the attached proposal in its proxy statement for the 2017 annual meeting of stockholders.

Thank you.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2446
danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax

EXHIBIT C



November 4, 2016

VIA EMAIL and FEDERAL EXPRESS

Simpson Manufacturing Co., Inc.
Attn: Mr. Brian J. Magstadt
Secretary of the Board
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Re: Simpson Manufacturing Co., Inc. (the "Company")

Dear Mr. Magstadt:

Iron Compass LLC ("Iron Compass") is investment manager to Iron Compass Partners, LP (the "Partnership"), which is the beneficial owner of approximately 121,577 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company, or approximately 0.25% of the outstanding shares.

This letter shall serve as notice to the Company as to Iron Compass's timely submittal of a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for presentation to the Company's stockholders at the Company's next annual stockholders' meeting anticipated to be held in April 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

Iron Compass's Rule 14a-8 proposal (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all directors encourages board accountability to its stockholders and that directors perform better when held accountable for their actions. This view is shared by most stockholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the Board is divided into three classes serving staggered three-year terms. A classified board protects a board's incumbents and leads to entrenchment, which can limit accountability to stockholders and make the board less responsive to stockholder concerns.

We are committed to improving the corporate governance of the Company for the benefit of all stockholders. Declassification of the Board is a positive step which will allow for more productive stockholder engagement and will help the Company optimize stockholder value.

Accountability and Performance

The Company's performance has been disappointing over the past several years, due in part to capital allocation decisions that have resulted in deteriorated return on equity and business line extensions that have involved excessive overhead spending and that represent a drag on profitability. After a decade of underperformance, the Company's strategy must be reevaluated. We believe the Board has failed to take proactive steps to address the Company's poor performance and misaligned executive compensation practices.

We believe that the Company's changes regarding capital allocation, corporate governance and executive compensation, which were announced in the latter half of 2016 only after we published a letter that we sent to the Board, represent very modest measures that do not sufficiently address the Company's greater problems. Furthermore, these changes will be implemented over an unnecessarily long time frame. Perhaps the best example is the newly enacted 15-year outside director term limit, which specifically does not apply to any current directors. In total, we believe that the announcements aim to mute criticism while further preserving the current Board composition.

For a greater voice in the Company's corporate governance and to increase the accountability of the Board to stockholders, we urge you to vote "**FOR**" this proposal.

END OF PROPOSAL

We began purchasing the Common Stock as early as June 2015. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached is a letter from Huntington National Bank verifying that the Partnership referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. We intend to continue to hold the shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Iron Compass may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,



Matthew Kupersmith
Partner

cc: The Board of Directors of the Company
Marc Weingarten, Esq., Schulte Roth & Zabel LLP


Huntington
Welcome.

November 4, 2016
Simpson Manufacturing Corporation
5956 West Las Positas Boulevard
Pleasanton, CA, 94588
ATTN: Brian Magstadt, Secretary

To Whom it May Concern,

Please be advised that Huntington National Bank has continuously held a minimum of $2,000 in market value of Simpson Manufacturing Company, Inc., CUSIP 829073105, on behalf of Iron Compass Partners, LP, since June 30, 2015.

As a custodian for Iron Compass Partners, LP, Huntington National Bank holds these shares with the Depository Trust and Clearing Corporation under participant number 2305.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Mary Shelato, Trust Officer
Huntington National Bank
7 Easton Oval
Columbus, OH 43219


SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE HUNTINGTON NATIONAL BANK

DOC ID - 25230154.2

EXHIBIT D

PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that ~~all~~ directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the ~~elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting~~implementation of this proposal, provided that the implementation of this proposal shall not affect the unexpired terms of directors elected prior to such implementation.

EXHIBIT E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Simpson Manufacturing Co., Inc.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 240.0-11 and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

SIMPSON MANUFACTURING CO., INC.

5956 W. Las Positas Blvd.
Pleasanton, California 94588

Dear Shareholders:

A special meeting of shareholders (the "Special Meeting") of Simpson Manufacturing Co., Inc. (the "Company" or "Simpson") will be held at 10:00 a.m., local time, on March 28, 2017, at our home office located at 5956 W. Las Positas Blvd., Pleasanton, California. Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Special Meeting and Proxy Statement. Simpson is calling the Special Meeting to allow shareholders of the Company an opportunity to vote on proposals to amend the Company's Certificate of Incorporation to (1) declassify the Company's board of directors (the "Board" or "Board of Directors") over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the Company's 2017 annual meeting of shareholders ("Proposal 1") and (2) eliminate the ability to exercise cumulative voting in the election of directors ("Proposal 2"). The Board has approved, adopted and declared advisable these amendments to the Certificate of Incorporation on the condition that these amendments will be implemented only if shareholders approve and adopt both proposals.

Simpson welcomes feedback from all of its shareholders and the Board is committed to responding to that feedback, as appropriate. Consistent with this commitment, the Board is submitting these Proposals after extensive engagement by the Board with investors, including multiple conversations with shareholders representing more than 50 percent of shares outstanding. These constructive discussions provided the Board with feedback on the Company's corporate governance practices and executive compensation program. Shareholders provided valuable input on several points, including Simpson's classified board, shareholder rights plan, executive compensation program and compensation risk policies. In line with this feedback, the Board took – and continues to take – a number of actions to enhance its corporate governance practices and executive compensation practices. These actions include the termination of its shareholder rights plan, the adoption of a compensation recovery policy as well as an anti-hedging and anti-pledging policy, and a major redesign of the executive compensation program. At the Special Meeting, the Board is submitting to a vote of all shareholders the declassification of the Board and the elimination of the ability to exercise cumulative voting. The Board believes these actions demonstrate Simpson's steadfast commitment to shareholder democracy and ensure that the Board's decisions and composition reflect the consensus of a majority of its shareholders. We describe the Proposals and the Board's reasons for supporting them in greater depth in the enclosed Proxy Statement.

Accordingly, the Board unanimously recommends that shareholders vote FOR Proposals 1 and 2 on the enclosed proxy card TODAY.

Your vote is very important. Under Delaware law, the affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote is necessary for the approval and adoption of each of Proposals 1 and 2. Because the vote required for Proposals 1 and 2 is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote against each of Proposals 1 and 2. Whether or not you plan to attend the Special Meeting and regardless of the number of shares you own, we urge you to vote promptly by proxy FOR Proposals 1 and 2. Neither Proposal will be implemented if the other proposal is not approved and adopted at the Special Meeting.

Whether or not you plan to attend the Special Meeting, we hope you will submit your proxy as soon as possible. You may submit a proxy over the internet, by telephone or by signing, dating and returning the enclosed proxy card in the envelope provided. Information about each of these proxy submission methods is set forth in the accompanying Notice of Special Meeting and Proxy Statement.

Regardless of the number of shares of common stock of the Company that you own, your vote is important. Thank you for your consideration.

Very truly yours,

Brian J. Magstadt
Secretary

Pleasanton, California
February 23, 2017

The enclosed Notice of Special Meeting and Proxy Statement are first being mailed to shareholders on or about March 1, 2017 to holders of record as of February 28, 2017.

SIMPSON MANUFACTURING CO., INC.

5956 W. Las Positas Blvd.
Pleasanton, California 94588

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 28, 2017

TO OUR SHAREHOLDERS:

A special meeting of the shareholders (the “Special Meeting”) of Simpson Manufacturing Co., Inc. a Delaware corporation (the “Company” or “Simpson”), will be held at 10:00 a.m., local time, on March 28, 2017, at our home office located at 5956 W. Las Positas Blvd., Pleasanton, California 94588 for considering the following proposals (the “Proposals”):

1. to approve and adopt the amendment to the Company’s Certificate of Incorporation to declassify the Board of Directors over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the Company’s 2017 annual meeting of shareholders (the “Declassification Amendment Proposal”); and

2. to approve and adopt the amendment to the Company’s Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections (the “Cumulative Voting Amendment Proposal”).

The Board has approved, adopted and declared advisable these amendments to the Certificate of Incorporation on the condition that these amendments will be implemented only if shareholders approve and adopt both of Proposals 1 and 2. As such, Proposal 1 will only be implemented if shareholders also approve and adopt Proposal 2; and, Proposal 2 will only be implemented if shareholders also approve and adopt Proposal 1.

The Proxy Statement accompanying this Notice of Special Meeting describes each of the Proposals in more detail.

The Simpson Board recommends a vote FOR each of the Proposals 1 and 2.

The Proposals are the only proposals to be acted upon at the Special Meeting. Therefore, in accordance with Article II, Section 4 of our Bylaws, no other business may be transacted at such meeting. Shareholders of record at the close of business on February 28, 2017 are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

All shareholders as of the close of business on February 28, 2017 are cordially invited to attend the Special Meeting in person, but whether or not you plan to attend, we urge you to review these materials carefully and to vote by proxy by internet, telephone or by submitting your proxy card as promptly as possible.

This Notice of Special Meeting and the enclosed Proxy Statement are first being mailed to shareholders on or about March 1, 2017 to holders of record as of February 28, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Brian J. Magstadt
Secretary

Pleasanton, California
February 23, 2017

IMPORTANT

Your vote is very important. Under Delaware law, the affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote is necessary for the approval and adoption of each of Proposals 1 and 2. Because the vote required for Proposals 1 and 2 is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote against each of Proposals 1 and 2. Whether or not you plan to attend the Special Meeting and regardless of the number of shares you own, we urge you to vote promptly by proxy FOR Proposals 1 and 2.

If you have any questions or need any assistance in voting your shares by proxy, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Please Call Toll Free: (888) 869-7406
Email: simpson@dfking.com

TABLE OF CONTENTS

	Page
PROXY STATEMENT	1
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1
SPECIAL MEETING PROCEDURES	6
OVERVIEW OF PROPOSALS	9
PROPOSAL 1 AMEND THE COMPANY’S CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD	10
PROPOSAL 2 AMEND THE COMPANY’S CERTIFICATE OF INCORPORATION TO ELIMINATE THE ABILITY TO EXERCISE CUMULATIVE VOTING IN DIRECTOR ELECTIONS	12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	14
OTHER INFORMATION	15
FORWARD-LOOKING STATEMENTS	15
WHERE YOU CAN FIND MORE INFORMATION	16
APPENDIX A - Declassification Amendment Proposal	A-1
APPENDIX B - Cumulative Voting Amendment Proposal	B-1

SIMPSON MANUFACTURING CO., INC.
5956 W. Las Positas Blvd.
Pleasanton, California 94588

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 28, 2017

PROXY STATEMENT

This proxy statement (the "Proxy Statement") is being furnished in connection with the solicitation of proxies at the direction of the Board of Directors (the "Board" or the "Simpson Board") of Simpson Manufacturing Co., Inc. ("Simpson," the "Company," "we," "our" or "us") for use at the Special Meeting of Shareholders (the "Special Meeting") to be held on Tuesday, March 28, 2017. This Proxy Statement and accompanying proxy card are first being mailed to shareholders on or about March 1, 2017 to holders of record as of February 28, 2017.

Shareholders of record at the close of business on February 28, 2017 will be entitled to vote at the Special Meeting. As of the date of this Proxy Statement, 47,652,058 shares of our common stock, $0.01 par value per share (the "Common Stock"), were outstanding and entitled to vote. Shareholders are entitled to one vote for each share of Common Stock held. A majority, or 23,826,030, of these shares, present in person or represented by proxy at the Special Meeting, will constitute a quorum for the transaction of business.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Why am I receiving this Proxy Statement?

Simpson is calling the Special Meeting to allow shareholders of the Company an opportunity to vote on the following proposals (the "Proposals"):

1. to approve and adopt the amendment to the Company's Certificate of Incorporation to declassify the Board of Directors over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the Company's 2017 annual meeting (the "2017 Annual Meeting") of shareholders (the "Declassification Amendment Proposal"); and

2. to approve and adopt the amendment to the Company's Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections (the "Cumulative Voting Amendment Proposal").

The Board has approved, adopted and declared advisable these amendments to the Certificate of Incorporation on the condition that these amendments will be implemented only if shareholders approve and adopt both of Proposals 1 and 2. As such, Proposal 1 will only be implemented if shareholders also approve and adopt Proposal 2; and, Proposal 2 will only be implemented if shareholders also approve and adopt Proposal 1.

The Board has called this Special Meeting to be held on March 28, 2017 for the purpose of considering and voting on the Proposals.

You are receiving this Proxy Statement as a shareholder of Simpson as of February 28, 2017, the record date for purposes of determining the shareholders entitled to receive notice of and vote at the Special Meeting. As further described below, we request that you promptly use the enclosed proxy card to vote, by internet, by telephone or by mail, in the event you desire to express your support of or opposition to the Proposals.

The Board unanimously recommends that shareholders vote FOR each of Proposals 1 and 2 on the enclosed proxy card TODAY.

When will the Special Meeting be held?

The Special Meeting is scheduled to be held on March 28, 2017.

Who is soliciting my vote?

In this Proxy Statement, the Simpson Board of Directors is soliciting your vote.

How does the Simpson Board recommend that I vote?

The Simpson Board unanimously recommends that you vote by proxy using the proxy card with respect to the Proposals, as follows:

- **FOR** the approval and adoption of the amendment to the Company's Certificate of Incorporation to declassify the Board over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the 2017 Annual Meeting.

- **FOR** the approval and adoption of the amendment to the Company's Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections.

Why is the Simpson Board recommending FOR Proposals 1 and 2?

In discussions with shareholders over the past two years, the Board has received constructive input on a number of matters related to corporate governance. The Board strongly believes that the Proposals are in line with feedback from, and in the best interests of, shareholders. The Board believes that declassifying the Board in conjunction with the elimination of the ability to exercise cumulative voting is responsive to shareholder feedback and sound corporate governance.

The Board believes that eliminating the ability to exercise cumulative voting will create a more level playing field for the participation of shareholders in the Company's governance, where the will and the votes of the majority of shareholders can prevail over the special interests of minority owners. Cumulative voting is an uncommon governance practice (seen at less than 5% of S&P 1500 companies) that allows shareholders to cast all of their votes for a single director nominee. With the Board remaining classified, if three directors were up for election at a shareholder meeting, a shareholder group owning approximately 25% of our Common Stock could elect a director candidate regardless of the wishes of holders of the other 75% of Common Stock. The elimination of our classified Board would exaggerate the impact of cumulative voting. For example, if eight directors were up for election at a shareholder meeting following the declassification of the Board, under cumulative voting, a shareholder group holding only approximately 11% of our Common Stock outstanding could unilaterally elect a director candidate to the Board even if holders of 89% of Common Stock opposed that director's election. The changes sought by the Proposals are therefore, in the opinion of the Board, consistent with the Company's commitment to shareholder democracy and other recent actions, such as terminating the shareholder rights plan.

We describe these Proposals and the Board's reasons for supporting them in greater detail below under "Proposal 1: Amend the Company's Certificate of Incorporation to Declassify the Board" and "Proposal 2: Amend the Company's Certificate of Incorporation to Eliminate The Ability to Exercise Cumulative Voting in Director Elections."

What happens if Proposal 1 passes and Proposal 2 fails, or if Proposal 2 passes and Proposal 1 fails?

Proposal 1 will only be implemented if shareholders also approve and adopt Proposal 2. Similarly, Proposal 2 will only be implemented if shareholders also approve and adopt Proposal 1. Accordingly, even if the Declassification Amendment Proposal is approved and adopted by the requisite shareholder vote, it will only be implemented if the Cumulative Voting Amendment Proposal is also approved and adopted by shareholders, and vice versa.

Who can vote?

Record holders of our Common Stock as of February 28, 2017 may vote at the Special Meeting. As of the date of this Proxy Statement, there are 47,652,058 shares of our Common Stock outstanding, each entitled to one vote. There are approximately 620 shareholders of record as of the date of this Proxy Statement.

How do I vote if I am a record holder?

You can vote by attending the Special Meeting and voting in person, or you can vote by proxy. If you are the record holder of your stock, you can vote by proxy in three ways:

- ***By internet***—You may vote by submitting a proxy over the internet. Please refer to the proxy card or voting instruction form for instructions of how to vote by internet.
- ***By telephone***—Shareholders located in the United States that receive proxy materials by mail may vote by submitting a proxy by telephone by calling the toll-free telephone number on your proxy card or voting instruction form and following the instructions.
- ***By mail***—If you received proxy materials by mail, you can vote by submitting a proxy by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If you receive only the Notice of Special Meeting, you may follow the procedures outlined in the Notice of Special Meeting to vote by proxy via the internet or request a proxy card.

As an alternative to voting by proxy by telephone or via the internet, you may vote by proxy by mail by simply marking your proxy card, signing and dating it and returning it in the postage-paid envelope provided.

How do I vote if my common shares are held in "street name"?

If you are a beneficial owner holding your shares in "street name" and you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our Common Stock for you, your shares of Common Stock will not be voted with respect to any Proposal for which the shareholder of record does not have discretionary authority to vote (a "broker non-vote"). We do not believe any of the Proposals qualify for discretionary voting treatment by a broker. We therefore encourage you to provide voting instructions on a proxy card or a provided voting instruction form to the bank, broker, trustee or other nominee that holds your shares by carefully following the instructions provided in their notice to you.

How many votes do I have?

Shareholders are entitled to one vote per Proposal for each share of Common Stock held.

How will my shares of Common Stock be voted?

Those shares of Common Stock represented by properly executed proxy cards that are received prior to the Special Meeting, or by properly authenticated internet or telephone votes that are submitted prior to the deadline for doing so, and not subsequently revoked, will be voted in accordance with your instructions by your proxies.

Giving us your proxy means that you authorize each of the proxy holders identified on the proxy card—Peter N. Louras, Jr. and Karen Colonias—to vote your shares at the Special Meeting in the manner you direct. If you sign and return the enclosed proxy card but do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the Simpson Board as follows:

- **FOR** the approval and adoption of amendment to the Company's Certificate of Incorporation to declassify the Board over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the 2017 Annual Meeting.
- **FOR** the approval and adoption of amendment to the Company's Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections.

What vote is required with respect to the proposals?

Shareholders may vote "for," "against," or "abstain" on each of Proposals 1 and 2. Proposals 1 and 2 have each been unanimously approved, adopted and declared advisable by the members of the Board of Directors. Therefore, pursuant to Delaware law, the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote is necessary for the approval and adoption of each of Proposals 1 and 2 at the Special Meeting.

The Board has approved, adopted and declared advisable the amendments to the Certificate of Incorporation proposed by Proposals 1 and 2, on the condition that these amendments will be implemented only if shareholders approve and adopt both of Proposals 1 and 2. As such, Proposal 1 will only be implemented if shareholders also approve and adopt Proposal 2; and, Proposal 2 will only be implemented if shareholders also approve and adopt Proposal 1.

What is the effect of abstentions on voting?

Because the vote required for each Proposal is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote against each of Proposals 1 and 2.

If I have already voted by proxy against the Proposals, can I still change my mind?

Yes. To change your vote by proxy, simply sign, date and return the enclosed proxy card or voting instruction form in the accompanying postage-paid envelope, or vote by proxy by telephone or via the internet in accordance with the instructions in the proxy card or voting instruction form. We strongly urge you to vote by proxy FOR Proposals 1, 2 and 3. Only your latest dated proxy will count at the Special Meeting.

Will my shares be voted if I do nothing?

If your shares of our Common Stock are registered in your name, you must sign and return a proxy card in order for your shares to be voted, unless you vote over the internet or by telephone or attend the Special Meeting and vote in person.

If your shares of Common Stock are held in "street name," that is, held for your account by a broker, bank or other nominee, and you do not instruct your broker or other nominee how to vote your shares, then, because all of the Proposals are "non-routine matters," your broker or other nominee would not have discretionary authority to vote your shares on the Proposals. If your shares of our Common Stock are held in "street name," your broker, bank or nominee has enclosed a proxy card or voting instruction form with this Proxy Statement. We strongly encourage you to authorize your broker or other nominee to vote your shares by following the instructions provided on the proxy card or voting instruction form.

Please return your proxy card or voting instruction form to your broker or other nominee by proxy, simply sign, date and return the enclosed proxy card or voting instruction form in the accompanying postage-paid envelope, or vote by proxy by telephone or via the internet in accordance with the instructions in the proxy card or voting instruction form. Please contact the person responsible for your account to ensure that a proxy card or voting instruction form is voted on your behalf.

To support the Board's effort to enhance the rights of all shareholders, vote FOR Proposals 1 and 2 by signing, dating and returning the enclosed proxy card today in the envelope provided. You may also vote by proxy over the internet using the internet address on the proxy card or by telephone using the toll-free number on the proxy card. If your shares are held in "street name," you should follow the instructions on your proxy card or voting instruction form provided by your broker or other nominee and provide specific instructions to your broker or other nominee to vote as described above.

What constitutes a quorum?

In order for us to hold our Special Meeting, holders of the shares of Common Stock having a majority of the votes that could be cast by the holders of all outstanding shares of Common Stock entitled to vote must be present in person or by proxy at the Special Meeting. This is referred to as a quorum. Abstentions will be counted as present for purposes of determining a quorum. As broker non-votes will not be entitled to vote with respect to any of the Proposals and thus, will not be treated as present at the Special Meeting, broker non-votes (if any) will not be counted for quorum purposes. As of the date of this Proxy Statement, 47,652,058 shares of our Common Stock were outstanding and entitled to vote.

In the absence of a quorum, the Special Meeting may be adjourned by a majority of the votes entitled to be cast represented either in person or by proxy.

Has the Company received notice from one or more shareholders that they are intending to cumulate votes or nominate directors at the 2017 Annual Meeting?

Yes. Iron Compass Partners, LP, which, together with certain affiliates, has indicated that it beneficially owns an aggregate of 170,042 shares of the Common Stock (representing approximately 0.36% of the outstanding Common Stock), has delivered notice to the Company of its intention to cumulate votes and to nominate one director candidate, Brett Milgrim, for election to the Board at the 2017 Annual Meeting.

Whom should I call if I have questions about the Special Meeting?

Please call D.F. King & Co., Inc., toll free at (888) 869-7406.

* * *

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on March 28, 2017: The proxy materials for the Company’s solicitation of proxies, including the Notice of Special Meeting and this Proxy Statement, are available on Simpson’s website at *www.simpsonmfg.com*. Information on our website does not constitute part of the Company’s proxy materials.

IMPORTANT

Your vote is very important. Under Delaware law, the affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote is necessary for the approval and adoption of each of Proposals 1 and 2. Because the vote required for Proposals 1 and 2 is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote against each of Proposals 1 and 2. Whether or not you plan to attend the Special Meeting and regardless of the number of shares you own, we urge you to promptly sign, date and mail the enclosed proxy card to vote by proxy FOR Proposals 1 and 2 or use the proxy card to vote by proxy via the internet or telephone.

SPECIAL MEETING PROCEDURES

Special Meeting Admission

Only Simpson shareholders or their duly authorized and constituted proxies may attend the Special Meeting. Proof of ownership of our Common Stock must be presented in order to be admitted to the Special Meeting. If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Special Meeting in person, you must bring a brokerage statement, the proxy card mailed to you by your bank or broker or other proof of ownership as of the close of business on February 28, 2017, the record date, to be admitted to the Special Meeting. Otherwise, proper documentation of a duly authorized and constituted proxy must be presented. After the chairman of the meeting announces the opening of the polls for the first matter upon which the shareholders will vote at the Special Meeting, further entry will be prohibited. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Special Meeting. All persons attending the meeting will be required to present a valid government-issued picture identification, such as a driver's license or passport, to gain admittance to the Special Meeting.

Who Can Vote, Outstanding Shares

Record holders of our Common Stock as of February 28, 2017 may vote at the Special Meeting. As of the date of this Proxy Statement, there are 47,652,058 shares of our Common Stock outstanding, each entitled to one vote. There are approximately 620 shareholders of record as of the date of this Proxy Statement.

How You Can Vote

You can vote by attending the Special Meeting and voting in person, or you can vote by proxy. If you are the record holder of your stock, you can vote by proxy in three ways:

- ***By internet***— You may vote by submitting a proxy over the internet. Please refer to the proxy card or voting instruction form for instructions of how to vote by internet.

- ***By telephone***— Shareholders located in the United States that receive proxy materials by mail may vote by submitting a proxy by telephone by calling the toll-free telephone number on your proxy card or voting instruction form and following the instructions.

- ***By mail***—If you received proxy materials by mail, you can vote by submitting a proxy by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If you receive only the Notice of Special Meeting, you may follow the procedures outlined in the Notice of Special Meeting to vote by proxy via the internet or request a proxy card.

As an alternative to voting by proxy by telephone or via the internet, you may vote by proxy by mail by simply marking your proxy card, signing and dating it and returning it in the postage-paid envelope provided.

If you hold your shares of Common Stock through a broker, bank or other nominee, then you will receive instructions from such institution or person on how to vote your shares. Your broker, bank or other nominee will allow you to deliver your voting instructions via the internet and may also permit you to submit your voting instructions by telephone.

YOUR VOTE IS IMPORTANT. You should submit your proxy using the proxy card even if you plan to attend the Special Meeting. If you properly give your proxy and submit it to us in time to vote, the individuals named as your proxy holders will vote your shares as you have directed.

All shares entitled to vote and represented by properly submitted proxies (including those submitted via the internet, by telephone and by mail) received before the polls are closed at the Special Meeting, and not revoked or superseded, will be voted at the Special Meeting in accordance with the instructions indicated on those proxies. If no direction is indicated on a proxy card, such shares will be voted by the proxy holders named on the enclosed proxy card according to the recommendation of our Board: **FOR** Proposals 1 and 2. In their discretion, the proxy holders named in the proxy card are authorized to vote on any other matters that may properly come before the Special Meeting and at any continuation, postponement or adjournment of the Special Meeting. As of the date of this Proxy Statement, our Board is not aware of any other items of business that will be presented for consideration at the Special Meeting other than those described in this Proxy Statement.

Voting in Person

If you plan to attend the Special Meeting and wish to vote in person, you will be given a ballot at the Special Meeting. Please note that if your shares of Common Stock are held of record by a broker, bank or other nominee, and you decide to attend and vote at the Special Meeting, your vote in person at the Special Meeting will not be effective unless you present a "legal proxy," issued in your name from your broker, bank or other nominee. Even if you plan to attend the Special Meeting, we encourage you to submit your proxy to vote your shares in advance of the Special Meeting.

Shareholders who wish to attend the Special Meeting will be required to present verification of ownership of our Common Stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued picture identification, such as a driver's license or passport, to gain admittance to the Special Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Special Meeting.

How You May Revoke or Change Your Vote

If you are a shareholder of record, you may later revoke your proxy instructions by:

- sending a written statement to that effect to the Secretary of the Company at or before the Special Meeting;
- voting again by the internet or telephone (only the last vote cast will be counted). To ensure that your internet or telephone proxy instruction is received, please vote by the internet or telephone before 11:59 p.m. Eastern time on March 27, 2017;
- submitting a properly signed proxy with a later date that is received by the Company at or before the Special Meeting; or
- voting in person at the Special Meeting.

If you hold shares of Common Stock in "street name," you may later revoke your proxy instructions by following the procedures provided by your bank, broker or other nominee. Attendance at the Special Meeting will not, by itself, revoke a proxy. Any written notice of revocation or delivery of a subsequent proxy by a shareholder of record may be sent to the Corporate Secretary, Simpson Manufacturing Co., Inc., 5956 W. Las Positas Blvd., Pleasanton, California 94588, or hand delivered to our Corporate Secretary at or before the voting at the Special Meeting.

If you hold your shares of Common Stock through a broker, bank or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank or other nominee. If you wish to vote in person, you must obtain a "legal proxy" issued to you by your broker, bank or other nominee.

Quorum and Required Vote

The inspector of elections appointed for the Special Meeting will tabulate votes cast by proxy or in person at the Special Meeting. The inspector of elections will also determine whether a quorum is present. Your stock is counted as present at the Special Meeting if you attend the Special Meeting and vote in person or if you properly vote by submitting a proxy by internet, telephone or mail.

In order for us to hold our Special Meeting, holders of the shares of Common Stock having a majority of the votes that could be cast by the holders of all outstanding shares of Common Stock entitled to vote must be present in person or by proxy at the Special Meeting. This is referred to as a quorum. Abstentions will be counted as present for purposes of determining a quorum. As broker non-votes will not be entitled to vote with respect to any of the Proposals and thus, will not be treated as present at the Special Meeting, broker non-votes (if any) will not be counted for quorum purposes.

In the absence of a quorum, the Special Meeting may be adjourned by a majority of the votes entitled to be cast represented either in person or by proxy.

Shareholders may vote "for," "against," or "abstain" on each of Proposals 1 and 2. Proposals 1 and 2 have each been unanimously approved, adopted and declared advisable by the members of the Board of Directors. Therefore, pursuant to Delaware law, the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote is necessary for the approval and adoption of each of Proposals 1 and 2 at the Special Meeting. Because the vote required for each of Proposals 1 and 2 is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the same effect as a vote against each of Proposals 1 and 2. With respect to each Proposal, each shareholder is entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder as of the record date of the Special Meeting.

The Board has approved, adopted and declared advisable the amendments to the Certificate of Incorporation proposed by Proposals 1 and 2, on the condition that these amendments will be implemented only if shareholders approve both of Proposals 1 and 2. **As such, even if Proposal 1 is approved and adopted by the required vote of shareholders, Proposal 1 will be implemented only if Proposal 2 is also approved and adopted by shareholders; and, even if Proposal 2 is approved and adopted by the required vote of shareholders, Proposal 2 will be implemented only if Proposal 1 is also approved and adopted by shareholders.**

A broker holding shares of record for you is not entitled to vote on certain routine matters unless the broker receives voting instructions from you. Broker non-votes occur when shares are held by a broker who has not received voting instructions from the beneficial owner and the broker either chooses not to vote those shares on a routine matter or is not permitted to vote those shares on a non-routine matter. We do not believe any of the Proposals relate to routine matters that qualify for discretionary voting treatment by a broker.

Broker Non-Votes; Shares Held in “Street Name”

If you properly complete, sign, date and return the enclosed proxy card or voting instruction form, your shares of Common Stock will be voted as you specify. If you make no specifications on your proxy card or voting instruction form, your shares of Common Stock will be voted in accordance with the recommendations of the Board. However, if you are a beneficial owner holding your shares in “street name” and you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our common stock for you, your shares of Common Stock will not be voted by your bank, broker trustee or other nominee with respect to any Proposal.

You are deemed to beneficially own your shares in “street name” if your shares are held in an account at a brokerage firm, bank, broker-dealer, trust or other similar organization. If this is the case, you will receive a separate proxy card or voting instruction form with this Proxy Statement from such organization. As the beneficial owner, you have the right to direct your broker, bank, trustee, or nominee how to vote your shares, and you are also invited to attend the Special Meeting. If you hold your shares in street name and do not provide voting instructions to your broker, bank, trustee or nominee, your shares will not be voted.

Rules of the New York Stock Exchange (“NYSE”) determine whether proposals presented at shareholder meetings are “discretionary” or “non-discretionary.” If a proposal is determined to be discretionary, your bank, broker, trustee or other nominee is permitted under NYSE rules to vote on the proposal without receiving voting instructions from you. If a proposal is determined to be non-discretionary, your bank, broker, trustee or other nominee is not permitted under NYSE rules to vote on the proposal without receiving voting instructions from you.

We do not believe any of the Proposals relate to routine matters that qualify for discretionary voting treatment by a broker. We therefore encourage you to provide voting instructions on a proxy card or a provided voting instruction form to the bank, broker, trustee or other nominee that holds your shares by carefully following the instructions provided in their notice to you.

Appraisal Rights

Holders of shares of Common Stock do not have appraisal rights under Delaware law in connection with this proxy solicitation.

Shareholder List

A list of shareholders entitled to vote at the Special Meeting will be available for examination by any shareholder for any purpose germane to the Special Meeting during ordinary business hours at our corporate headquarters located at 5956 W. Las Positas Blvd., Pleasanton, California 94588, for the ten days prior to the Special Meeting, and also will be available for examination by any shareholder at the Special Meeting.

OVERVIEW OF PROPOSALS

The Company is asking shareholders to consider two separate but related changes to the way in which director candidates are elected to the Board. Currently, the Board is divided into three classes and only one class of directors is up for election at each annual meeting of shareholders. In addition, our shareholders are currently permitted to cumulate their votes in elections of directors, which means that a shareholder has the power to give one nominee a number of votes equal to the number of directors up for election, multiplied by the number of shares held by that shareholder, or to distribute those votes among two or more nominees.

The Board has approved and adopted two amendments to the Company's Certificate of Incorporation and now is seeking shareholder approval of each of these amendments to the Company's Certificate of Incorporation. The Board also approved and adopted these amendments to the Certificate of Incorporation on the condition that these amendments will be implemented only if shareholders approve both of Proposals 1 and 2. The first amendment, which is the subject of Proposal 1 and is contingent upon the shareholder approval of the second amendment, would declassify the Board over a three-year period and provide that directors who are up for election be elected for one-year terms beginning at the 2017 Annual Meeting (the "Declassification Amendment Proposal"). The second amendment, which is the subject of Proposal 2 and is contingent upon the shareholder approval of the first amendment, would eliminate the ability to exercise cumulative voting in the election of directors (the "Cumulative Voting Amendment Proposal").

The Board recommends that the Company's shareholders approve and adopt the two amendments to the Company's Certificate of Incorporation relating to director elections. The Board has determined that taken together, these proposed amendments represent a balanced and integrated approach designed to provide all of the Company's shareholders a meaningful voice in the election of directors. Together, the amendments provide shareholders an effective way in which to exercise their voting rights in director elections and to ensure that the directors continue to represent all of the Company's shareholders. In addition, the amendments reduce the possibility that a holder of far less than a majority of the outstanding shares could elect a director even when a significant majority of shares are voted against the election of the director. Because the Board believes that cumulative voting in the election of directors is fundamentally inconsistent with, and may even thwart the very objective of majority voting for directors, the implementation of each proposal is conditioned upon shareholder approval of the other proposal. Accordingly, pursuant to resolutions of the Board that approved and adopted these amendments to the Certificate of Incorporation, unless Proposal 1 is also approved and adopted by the shareholders, Proposal 2 will not be implemented. Similarly, unless Proposal 2 is also approved and adopted by the shareholders, Proposal 1 will not be implemented.

PROPOSAL 1

AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD

Implementation of this Declassification Amendment Proposal Is Dependent on Shareholder Approval and Adoption of the Cumulative Voting Amendment Proposal. Pursuant to resolutions of the Board that have approved and adopted the amendments to the Certificate of Incorporation that are the subject of Proposals 1 and 2 (conditioned upon shareholder approval), the implementation of the Declassification Amendment Proposal (Proposal 1), regardless of the outcome of the vote thereon, is expressly conditioned upon shareholder approval of the Cumulative Voting Amendment Proposal (Proposal 2). If both of Proposals 1 and 2 are approved and adopted, the Company will cause the amendments set forth in the Proposals to become effective by filing a certificate of amendment setting forth the amendments with the Office of the Secretary of State of the State of Delaware.

Summary of the Declassification Amendment Proposal. Article V of the Company's Certificate of Incorporation currently requires that the Company's Board be divided into three staggered classes, with the directors in each class serving three-year terms and only one class facing election each year. Thus, each year, shareholders elect only one class of directors, constituting approximately one-third of the entire Board.

When fully implemented, Board declassification will permit shareholders to vote annually for all directors. If the Declassification Amendment Proposal is adopted by the shareholders and thereafter implemented, declassification of the Board would be phased-in over a period of three years and three annual meetings of shareholders beginning with the 2017 Annual Meeting and concluding at the 2019 annual meeting of shareholders. Directors elected at or after the 2017 Annual Meeting would be elected to one-year terms expiring at the next annual meeting of shareholders following their election. However, directors elected or appointed to the Board before the 2017 Annual Meeting would complete the remainder of their respective three-year terms. Declassification of the Board would be complete as of the 2019 annual meeting of shareholders, and as of that year and going forward, all directors would serve one-year terms.

The text of Article V of the Company's Certificate of Incorporation as it is proposed to be amended by this Proposal 1 is attached to this Proxy Statement as Appendix A, with additions of text indicated by underlining and deletions of text indicated by strike-outs. The text of Appendix A is incorporated into this discussion by reference. Shareholders are encouraged to read the full text of the proposed amendment in Appendix A.

Corresponding Amendments to the Company's Bylaws. The Board also has conditionally approved conforming amendments to the Company's Bylaws. If both of Proposals 1 and 2 are approved and adopted by shareholders, these conforming amendments would become effective. Shareholder approval is not required for these conforming amendments to the Bylaws, and shareholders are not being asked to vote on those amendments.

Background. Simpson welcomes feedback from all of its shareholders and the Board is committed to responding to that feedback, as appropriate. Consistent with this commitment, and after extensive engagement with shareholders representing more than 50 percent of shares outstanding, the Board is submitting these Proposals for a vote by shareholders. These constructive discussions provided the Board with feedback on the Company's corporate governance practices and executive compensation program. Shareholders provided valuable input on several points, including Simpson's classified board, shareholder rights plan, executive compensation program and compensation risk policies. In line with this feedback, the board took – and continues to take – a number of actions to enhance its corporate governance practices and executive compensation practices. These actions include the termination of its shareholder rights plan, the adoption of a compensation recovery policy as well as an anti-hedging and anti-pledging policy, and a major redesign of the executive compensation program.

The Board recognizes that many institutional investors believe that the election of directors is the primary means for shareholders to influence corporate governance policies and to hold management accountable for implementing those policies. Similarly, many institutional investors believe that a classified structure may reduce directors' accountability to shareholders because such a structure does not enable shareholders to express their approval or other views on each director's performance on an annual basis. Upon thoughtful consideration and consistent with the feedback received from shareholders, the Board determined that it is in the best interests of the Company and its shareholders to propose a declassification of the Board in coordination with the elimination of the ability to exercise cumulative voting. The Board believes that declassification of the Board, coupled with the elimination of the ability to exercise cumulative voting, support the Company's commitment to strong corporate governance and shareholder democracy.

Vote Required and Contingency. Approval and adoption of the Declassification Amendment Proposal (Proposal 1) requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote on the Proposal (each share conferring one vote). Because the vote required for the Declassification Amendment Proposal is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the effect of a vote against the Proposal. **Proposal 1 will only be implemented if shareholders also approve and adopt Proposal 2.** Accordingly, even if the Declassification Amendment Proposal is approved and adopted by the requisite shareholder vote, it will only be implemented if the Cumulative Voting Amendment Proposal is also approved and adopted by shareholders.

If the Declassification Amendment Proposal and the Cumulative Voting Amendment Proposal are both approved and adopted, the amendments will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company intends to undertake promptly following the Special Meeting upon requisite shareholder approvals of the Proposals. If one or both of the Proposals is not approved and adopted, then the Board will remain classified and the directors will continue to be elected to serve three-year terms.

This description of the proposed amendment to the Company's Certificate of Incorporation is only a summary and is qualified in its entirety by reference to the actual text of the proposed amendment, a copy of which is provided in <u>Appendix A</u> to this Proxy Statement.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD

PROPOSAL 2

AMEND THE COMPANY'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE ABILITY TO EXERCISE CUMULATIVE VOTING IN DIRECTOR ELECTIONS

Implementation of this Cumulative Voting Amendment Proposal Is Dependent on Shareholder Approval and Adoption of the Declassification Amendment Proposal. Pursuant to resolutions of the Board that have approved and adopted the amendments to the Certificate of Incorporation that are the subject of Proposals 1 and 2 (conditioned upon shareholder approval), implementation of the Cumulative Voting Amendment Proposal (Proposal 2), regardless of the outcome of the vote thereon, is expressly conditioned upon shareholder approval of the Declassification Amendment Proposal (Proposal 1). If both of Proposals 1 and 2 are approved and adopted, the Company will cause the amendments set forth in the Proposals to become effective by filing a certificate of amendment setting forth the amendments with the Office of the Secretary of State of the State of Delaware.

Summary of the Cumulative Voting Amendment Proposal. Article IV, Section 5 of the Company's Certificate of Incorporation provides that, when electing directors, shareholders may exercise cumulative voting rights. Under cumulative voting, each shareholder is entitled to that number of votes equal to the number of directors being elected multiplied by the number of shares held by such shareholder. Each shareholder may give one candidate all the votes the shareholder is entitled to cast or may distribute its votes among as many candidates as the shareholder chooses.

Under Delaware law, shareholders do not have the right to cumulatively vote their shares in any election of directors unless a company's certificate of incorporation grants such rights. If the Cumulative Voting Amendment Proposal and Declassification Amendment Proposal are adopted by the shareholders and thereafter implemented, Article IV, Section 5 of the Company's Certificate of Incorporation will be amended to expressly deny shareholders the ability to cumulatively vote their shares in an election of directors. As a result, beginning at the 2017 Annual Meeting, each shareholder would be entitled to cast one vote per director nominee, up to the number of directorships subject to election, for each share held in the election of directors, without the ability to cumulate votes.

The text of Article IV, Section 5 of the Company's Certificate of Incorporation as it is proposed to be amended by this Proposal 2 is attached to this Proxy Statement as Appendix B, with deletion of text indicated by strike-outs. The text of Appendix B is incorporated into this discussion by reference. Shareholders are encouraged to read the full text of the proposed amendment in Appendix B.

Corresponding Amendments to the Company's Bylaws. The Board also has conditionally approved a conforming amendment to the Company's Bylaws. If both of Proposals 2 and 1 are approved and adopted by shareholders, the conforming amendment to the Company's Bylaws would become effective. Shareholder approval is not required for the conforming amendment to the Company's Bylaws, and shareholders are not being asked to vote on that amendment.

Background. Simpson welcomes feedback from all of its shareholders and the Board is committed to responding to that feedback, as appropriate. Consistent with this commitment, and after extensive engagement with shareholders representing more than 50 percent of shares outstanding, the Board is submitting these Proposals for a vote by shareholders. These constructive discussions provided the Board with feedback on the Company's corporate governance practices and executive compensation program. Shareholders provided valuable input on several points, including Simpson's classified board, shareholder rights plan, executive compensation program and compensation risk policies. In line with this feedback, the board took – and continues to take – a number of actions to enhance its corporate governance practices and executive compensation practices. These actions include the termination of its shareholder rights plan, the adoption of a compensation recovery policy as well as an anti-hedging and anti-pledging policy, and a major redesign of the executive compensation program.

The Board believes that eliminating the ability to exercise cumulative voting is in line with the feedback received by the Company from shareholders and will create a more level playing field for the participation of shareholders in the Company's governance, where the majority of votes cast by Simpson's shareholders would prevail over special interests of minority owners. Cumulative voting is an uncommon governance practice (seen at less than 5% of S&P 1500 companies) that allows shareholders to cast all of their votes for a single director nominee. Accordingly, while principles of democratic governance suggest that the Board should be elected by the holders of a majority of the votes cast, cumulative voting creates the possibility for minority shareholders to exert influence in the election of directors disproportionate to their actual ownership percentages. This concern is amplified when cumulative voting is combined with board declassification.

In considering shareholder feedback regarding board declassification, the Board also noted that declassification, if coupled with cumulative voting, exacerbates the potential for disproportionate influence to be exerted by minority shareholders. This is because, all else being equal, it takes fewer votes to elect a director under a declassified structure than it does under a classified structure in which cumulative voting applies. For example, if eight directors were up for election at a shareholder meeting following the declassification of the Board, under cumulative voting, a minority shareholder group holding only approximately 11% of our Common Stock outstanding could unilaterally seat a director even if holders of 89% of Common Stock oppose that director's election. Whereas if the Board remained classified and three directors were up for election at a shareholder meeting, under cumulative voting, a shareholder group owning approximately 25% of our Common Stock could elect a director candidate regardless of the wishes of holders of the other 75% of Common Stock. In light of these concerns, the Board determined that it would be poor governance, and not representative of shareholders best interests, to both declassify the Board and retain cumulative voting. As a result of this consideration, the Board determined in its resolutions authorizing the Proposals and this Special Meeting that the implementation of Proposals 1 and 2 should be conditioned upon shareholders adopting both such Proposals.

In addition to cumulative voting, the Company's Bylaws, as amended, currently provide for majority voting in uncontested director elections. Majority voting requires that each nominee in an uncontested election receive the affirmative vote of a majority of the votes cast on behalf of shares present in person or by proxy and eligible to vote at a shareholder meeting in order to be elected to the Board. This mechanic furthers the Company's goals of aligning shareholder interests with Board accountability but has the potential to raise difficult corporate governance issues and unintended consequences when applied concurrently with cumulative voting. In particular, the combination of majority voting and cumulative voting could enable a large shareholder to seat multiple directors on the Board if it were to cumulate its votes. In light of the foregoing concerns, the Board believes that cumulative voting in the election of directors is fundamentally inconsistent with, and may even thwart the very objective of majority voting.

The elimination of the ability to exercise cumulative voting ensures that directors elected to the Board represent a greater number of shareholders and are not beholden to one particular group of minority holders. This approach is consistent with the Company's desire to proactively enhance its corporate governance practices and serve the best interests of our shareholders. Accordingly, the Board has determined that, in the absence of a classified board and in light of the majority voting approach taken in the Company's Bylaws, eliminating the ability to exercise cumulative voting in director elections is in the best interests of the Company and its shareholders.

Vote Required. Approval and adoption of the Cumulative Voting Amendment Proposal (this Proposal 2) requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote on the Proposal (each share conferring one vote). Because the vote required for the Cumulative Voting Amendment Proposal is based on the total number of shares outstanding rather than the votes cast at the Special Meeting, abstentions and broker non-votes (if any) will have the effect of a vote against the Proposal. **Proposal 2 will only be implemented if shareholders also approve and adopt Proposal 1.** Accordingly, even if the Cumulative Voting Amendment Proposal is approved and adopted by the requisite shareholder vote, it will only be implemented if the Declassification Amendment Proposal is also approved and adopted by shareholders.

If the Cumulative Voting Amendment Proposal and the Declassification Amendment Proposal are both approved and adopted, the amendments will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company intends to undertake promptly following the Special Meeting upon requisite shareholder approvals of the Proposals. If one or both of the Proposals is not approved and adopted, then our Certificate of Incorporation will remain as currently in effect and shareholders will retain the ability to cumulate their votes in director elections in accordance with the procedures set forth in the Company's Bylaws.

This description of the proposed amendment to the Company's Certificate of Incorporation is only a summary and is qualified in its entirety by reference to the actual text of the proposed amendment, a copy of which is provided in Appendix B to this Proxy Statement.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO ELIMINATE THE ABILITY TO EXERCISE CUMULATIVE VOTING

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information, as of February 20, 2017, unless otherwise indicated, about the beneficial ownership of our common stock by –

- each stockholder known by us to be the beneficial owner of more than 5 percent of our Common Stock,
- each director and director nominee,
- each of our executive officers, and
- all of our executive officers and directors as a group.

Name and, for Each 5% Beneficial Owner, Address (1)	Beneficial Ownership of Shares of Common Stock(1)	Percent of Class (2)
Sharon Simpson 21C Orinda Way Orinda, CA 94563	6,689,786	14.0%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	4,774,034(3)	10.0%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	3,437,990(4)	7.2%
Janus Capital Management, LLC 151 Detroit Street Denver, CO 80206	2,794,330(5)	5.9%
Thomas J Fitzmyers	7,523	*
Karen Colonias	44,367	*
Roger Dankel	13,623(6)	*
Ricardo M. Arevalo	10,846	*
Sunny H. Leung	4,711	*
Jeffrey E. Mackenzie	6,429	*
Brian J. Magstadt	15,543	*
James S. Andrasick	7,669	*
Jennifer A. Chatman	14,094(7)	*
Gary M. Cusumano	14,894(7)	*
Celeste Volz Ford	6,340	*
Peter N. Louras, Jr.	13,777	*
Robin G. MacGillivray	14,094(7)	*
All executive officers and directors as a group (13 persons)	173,910(8)	*

* Less than 0.5%

(1) Information in this table is based on information that our officers and directors provided to us and on statements on Schedule 13D or 13G that stockholders filed with the Securities and Exchange Commission (the "SEC") and sent to us. Unless otherwise indicated below in the respective footnotes, the persons named in the table had sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Pursuant to the rules of the SEC, the number of shares of our Common Stock below includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of February 20, 2017, and shares issuable upon settlement of restricted stock units held by the respective person or group that will vest within 60 days of February 20, 2017 (but not restricted stock units that will vest more than 60 days after February 20, 2017).

(2) Applicable percentage of ownership is based upon 47,652,058 shares of our Common Stock outstanding as of February 20, 2017.

(3) Based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 9, 2017, BlackRock, Inc. has sole voting power with respect to 4,679,361 shares and sole dispositive power with respect to 4,774,034 shares.

(4) Based on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2017, The Vanguard Group has sole voting power with respect to 82,127 shares, shared voting power with respect to 5,500 shares, sole dispositive power with respect to 3,352,363 shares and shared dispositive power with respect to 85,627 shares.

(5) Based on the Schedule 13G/A filed by Janus Capital Management, LLC with the SEC on February 13, 2017, Janus Capital Management has sole voting power with respect to 0 shares, shared voting power with respect to 2,794,330 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 2,794,330 shares.

(6) Includes 4,000 shares that are subject to options that we granted under our 1994 Stock Option Plan and that are exercisable within 60 days.

(7) Includes 5,000 shares that are subject to options that we granted under our 1995 Independent Director Stock Option Plan and that are exercisable within 60 days.

(8) Includes 19,000 shares subject to options that are exercisable within 60 days, as described in notes (6) and (7) above.

OTHER INFORMATION

Participants in the Solicitation

Under applicable regulations of the Securities Exchange Commission (the "SEC"), each of our directors and certain of our executive officers and other employees are "participants" in this proxy solicitation. Please refer to the section entitled "Security Ownership of Certain Beneficial Owners and Management" for information about our directors and executive officers. Except as described in this Proxy Statement, there are no agreements or understandings between the Company and any such participants relating to employment with the Company or any future transactions. Other than the persons described above, no general class of employee of the Company will be employed to solicit shareholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.

Costs of Solicitation

The cost of this solicitation will be borne by us. The Company may, from time to time, request that certain of its directors, officers and employees perform certain tasks in connection with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. In addition to solicitation by mail, our directors, officers and employees may solicit proxies by telephone, by internet or in person. We have retained D. F. King & Co., Inc. to assist in the solicitation of proxies for a fee anticipated to be approximately $25,000.

FORWARD-LOOKING STATEMENTS

This Proxy Statement on Schedule 14A contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995. All statements relating to events or results that may occur in the future, including, but not limited to, the Company's future costs of solicitation, record or meeting dates, compensation arrangements, plans or amendments (including those related to profit sharing and stock-based compensation), company policies, corporate governance practices, documents or amendments (including charter or bylaw amendments, shareholder rights plans or similar arrangements) as well as capital and corporate structure (including major shareholders, board structure and board composition), are forward-looking statements. Forward-looking statements generally can be identified by words such as "expect," "will," "change," "intend," "target," "future," "anticipate," "to be," and similar expressions. These statements are based on numerous assumptions and involve known and unknown risks, uncertainties and other factors that could significantly affect the Company's operations and may cause the Company's actual actions, results, financial condition, performance or achievements to be substantially different from any future actions, results, financial condition, performance or achievements expressed or implied by any such forward-looking statements. Those factors include, but are not limited to, (i) general economic and construction business conditions; (ii) changes in market conditions; (iii) changes in regulations; (iv) actual or potential takeover or other change-of-control threats; (v) the effect of merger or acquisition activities; (vi) changes in the Company's plans, strategies, targets, objectives, expectations or intentions; and (vii) other risks, uncertainties and factors indicated from time to time in the Company's reports and filings with the SEC including, without limitation, most recently the Company's Annual Report on Form 10-K for the period ended December 31, 2016, under the heading Item 1A - "Risk Factors" and the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company does not intend, and undertakes no obligation to update or publicly release any revision to any such forward-looking statements, whether as a result of the receipt of new information, the occurrence of subsequent events, the change of circumstance or otherwise. Each forward-looking statement contained in this Proxy Statement is specifically qualified in its entirety by the aforementioned factors. You are hereby advised to carefully read this Proxy Statement in conjunction with the important disclaimers set forth above prior to reaching any conclusions or making any investment decisions.

WHERE YOU CAN FIND MORE INFORMATION

Certain additional information, including with respect to our Board and the Company's executive officers, executive compensation, corporate governance, Board composition and Board independence, related person transactions and the Company's review of such transactions, beneficial ownership of our Common Stock and information regarding certain individuals who may be deemed to be participants in our solicitation of proxies, is attached to this Proxy Statement as annexes hereto and is incorporated herein by reference.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at *www.sec.gov*. You also may obtain free copies of the documents we file with the SEC by going to our website, the address of which is *http://www.simpsonmfg.com*. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference.

Shareholders are entitled to express their views regarding the topics raised in this Proxy Statement or other matters directly to the Company through written communications sent directly to the attention of the Board, any individual director or the non-employee directors as a group, by written communications addressed in care of Corporate Secretary, Simpson Manufacturing Co., Inc., 5956 W. Las Positas Blvd., Pleasanton California, 94588.

If you have any questions or need any assistance in revoking any proxy you may have against the Proposals, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Please Call Toll Free: (888) 869-7406
Email: simpson@dfking.com

APPENDIX A

Declassification Amendment Proposal

Article V

1. The authorized number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors.

2. Except as otherwise provided for pursuant to the provisions of this Article V of this Certificate of Incorporation, ~~T~~the Board of Directors (other than those directors elected by the holders of any series of Preferred Stock voting separately from the holders of Common Stock in any election of directors, as may be provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation) shall be divided into three classes, ~~designated Class I, Class II, and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director until his successor shall be elected and shall qualify or until his earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2000, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2001, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in the year 2002. At each succeeding annual meeting of stockholders, a number of directors equal to the number of directors of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting of stockholders after their election.~~ with the class of directors elected at the 2014 annual meeting of stockholders having a term expiring at the 2017 annual meeting of stockholders, the class of directors elected at the 2015 annual meeting of stockholders having a term expiring at the 2018 annual meeting of stockholders, and the class of directors elected at the 2016 annual meeting of stockholders having a term expiring at the 2019 annual meeting of stockholders. Subject to the rights of holders of any series of Preferred Stock to elect directors under specified circumstances, the Board of Directors may create new directorships or eliminate vacant directorships at any time. Beginning with and from the 2017 annual meeting of stockholders, directors (other than those directors elected by the holders of any series of Preferred Stock voting separately from the holders of Common Stock in any election of directors) shall be elected by stockholders at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders; provided, however, that each director elected by stockholders before the 2017 annual meeting of stockholders shall serve for the full three-year term to which such director was elected. Effective as of the 2019 annual meeting of stockholders, the division of the directors into three classes shall terminate.

3. Except as otherwise provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional directors, and subject to the provisions hereof, newly-created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director ~~elected~~appointed in accordance with the preceding sentence shall hold office for the remainder of the full term ~~of the class of directors in~~ for which the new directorship was created or in which the vacancy occurred, and until such director's successor shall have been duly elected and qualified, subject to his earlier death, resignation or removal; provided, however, that from and after the 2019 annual meeting of stockholders, any director appointed to fill a newly-created directorship or vacancy shall hold office for a term expiring at the next annual meeting of stockholders. Subject to the provisions of this Certificate of Incorporation, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

APPENDIX B

Cumulative Voting Amendment Proposal

Article IV […]

~~5. Any holder of shares of Common Stock, or of shares of any series of Preferred Stock which is entitled to vote with the holders of Common Stock in the election of directors of the Corporation, shall be entitled at all elections of directors to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single candidate or may distribute them among the number to be voted for, or for any two or more of them as he may see fit. However, no stockholder shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such stockholder normally is entitled to cast) unless such candidate or candidates' names have been placed in nomination prior to the meeting in accordance with the Bylaws of the Corporation, and the stockholder has given notice of the stockholder's intention to cumulate his votes in accordance with the Bylaws of the Corporation. If any one stockholder has given such notice, all stockholders may cumulate their votes for any candidate duly nominated in accordance with the procedure as set forth in the Bylaws.~~ Stockholders of the Corporation shall not be entitled to cumulative voting in elections of directors of the Corporation.

PROXY CARD
YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 p.m., ET, on March 27, 2017.

VOTE BY INTERNET **WWW.FCRVOTE.COM/SSD**

Use the Internet to transmit your voting instructions up until 11:59 p.m., ET, on March 27, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR

VOTE BY TELEPHONE **1-866-286-3608**

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., ET, on March 27, 2017. Have your proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: **First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911**.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back **your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card**.

CONTROL NUMBER

If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

SIMPSON MANUFACTURING CO., INC.

PROXY

The Board of Directors recommends you vote FOR Proposals 1 and 2.

	FOR	AGAINST	ABSTAIN
1. Approve and adopt the amendment to the Company's Certificate of Incorporation to declassify the Board of Directors.	☐	☐	☐
2. Approve and adopt the amendment to the Company's Certificate of Incorporation to eliminate the ability to exercise cumulative voting in director elections.	☐	☐	☐

Signature

Signature (Capacity)

Date

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN 11:59 P.M. EASTERN TIME, MARCH 27, 2017, TO BE INCLUDED IN THE VOTING RESULTS.

The Notice of the Special Meeting and the Proxy Statement are available at www.fcrvote.com/SSD

Continued and to be signed on the reverse side.

If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.

SIMPSON MANUFACTURING CO., INC.

PROXY

SPECIAL MEETING OF STOCKHOLDERS

MARCH 28, 2017, 10:00 a.m.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned holder of Common Stock of Simpson Manufacturing Co., Inc., revoking all proxies heretofore given by the undersigned, hereby appoints Peter N. Louras, Jr. and Karen Colonias, and each of them, as proxies, with powers of substitution in each, to vote on behalf of the undersigned at the Special Meeting of Stockholders to be held at 10:00 a.m., local time, on March 28, 2017, at our home office located at 5956 W. Las Positas Blvd., Pleasanton, California, and at all postponements and adjournments thereof, as designated on this proxy, the number of shares which the undersigned would be entitled to vote if then personally present. Authority is hereby given to each of the proxies acting individually to vote, in accordance with their best judgment, upon such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

IF PROPERLY EXECUTED, THIS PROXY WILL BE VOTED "FOR" IN RESPECT OF PROPOSALS 1 AND 2 UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.

The undersigned acknowledges receipt with this proxy of a copy of the Notice of Special Meeting of Stockholders and the Proxy Statement of the Board of Directors.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.